FORM 5 - 1999                                Nathan P. Morton


             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          NATHAN P. MORTON
          4228 San Carlos Drive
          Dallas, TX 75305
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####
4.   Statement for Month/Year
          Yearend 1999
5.   If Amendment, Date of Original (Month/Year)
          N/A
6.   Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes _X_   No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Amount:   None
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
          500 Shares
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Stock Options
2.   Conversion or Exercise Price of Derivative Security
          $1.438 per share
3.   Transaction Date (Month/Day/Year)
          June 22, 1999
4.   Transaction Code (Instruction 8)
          A - Grant of Stock Option
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)   (Instructions 3, 4 and 5):
     A.   Acquired (A):       2,000
     B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable    July 22, 1999
     B.   Expiration Date     June 22, 2009
7.   Title and Amount of Underlying Securities (Instructions 3 and 4)
     A.   Title                         Common Stock, $1.00 par value
     B.   Amount or Number of Shares    2,000
8.   Price of Derivative Security (Instruction 5)
          These derivative securities were issued pursuant to the 1996 Stock Option Plan at no cost to the recipient.
9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instruction 4)
          21,000
10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
          None


     /s/
Nathan P. Morton
Date:     January 12, 2000